July 8, 2013

VIA EDGAR AND U.S. MAIL

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  SunPower Corporation
Form 10-K for the fiscal year ended December 30, 2012
Filed February 25, 2013
Form 8-K filed May 2, 2013
File No. 001-34166

Dear Mr. Vaughn:

As requested in your letter to me dated June 21, 2013, this letter summarizes SunPower Corporation's (the "Company" or "we") response to each of your five comments. Also as you requested, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•
Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company's filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following are your comments and our responses to each:

Form 10-K for the Fiscal Year Ended December 30, 2012

Consolidated Statements of Operations, page 85

1.
We note that you provide services in connection with the construction of solar power systems. We also note that you provide monitoring services in connection with your leasing of solar systems to certain customers. Finally, we note that you recognize income from the leasing of solar systems to certain customers. Please explain to us how you have considered the requirements of Rule 5.03(1) of Regulation S-X.

Response: We provide services such as post-installation systems monitoring and maintenance in connection with construction contracts as well as in connection with leases of solar power systems under the residential lease program. We also receive rental income from the lease of solar power systems classified as operating leases under the residential lease program. The revenue for these items is recognized over the term of the service contract or over the term of the lease, respectively. During the twelve months ended December 30, 2012, revenue recognized in connection with post-installation systems monitoring and maintenance and revenue recognized in connection with the residential lease program did not individually exceed 3% of our total revenue. In considering the disclosure requirements of Rule 5.03(1) of Regulation S-X, we noted these types of annual revenue did not exceed the threshold prescribed by Rule 5.03(b) of Regulation S-X, and accordingly we did not separately disclose these revenue streams. We will continue to evaluate the significance of revenue in connection with post-installation systems monitoring and maintenance as well as rental income in connection with operating leases under the residential lease program, and will separately disclose such revenue streams should they exceed the threshold prescribed by Rule 5.03(b) of Regulation S-X in a future period.

Note 7. Balance Sheet Components, page 106

– Solar Systems Leased and to be Leased, page 109

2.
You state here that you lease your solar systems to residential customers under both operating and sales-type leases. Further, it appears that you expect the dollar volume of these transactions to increase in the coming years. Please tell us how you have considered the disclosure requirements of FASB ASC 840-20-50-4 and 840-30-50-1.

Response: In reviewing the disclosure requirements for our growing residential lease program, we evaluated the impact the program had on our financial statement balances and activities. Revenue recognized in connection with the residential lease program during the twelve months ended December 30, 2012 did not exceed 3% of total revenue as noted in the response to Comment #1 above. Assets and liabilities associated with the program recorded within each major balance sheet caption as of December 30, 2012 which exceeded the thresholds prescribed by Rule 5.02 of Regulation S-X were accordingly disclosed within Note 7 of the fiscal 2012 Annual Report on Form 10-K ("2012 Form 10-K"). Such disclosures include the breakout of “Solar power systems leased” and “Solar power systems to be leased” under operating leases classified within Property, plant and equipment, net on our Consolidated Balance Sheets. No other assets and liabilities associated with the program exceeded the thresholds prescribed by Rule 5.02 of Regulation S-X.

As we anticipate the growth of the residential lease program to continue as a material trend, we incorporated additional disclosures within Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Statement of Cash Flows, and Note 7 within the 2012 Form 10-K. We will continue to evaluate the significance of the residential lease program and when the program represents a material portion of our financial statement balances and activities, we will incorporate additional disclosures accordingly.

Note 18. Segment Information, page 140

3.
While the underlying products that you offer are your solar panels, we note that increasingly your revenues are derived from a number of sources, including, but not limited to the direct sale of solar panels to customers, the lease, installation and monitoring of solar panels to residential and commercial customers, the engineering, procurement and construction of solar power plants and the ongoing involvement in such solar power plants. In this regard, we note in investor presentations you discuss your business both in terms of your operating segments (Americas, EMEA and APAC) and also in terms of your major product and service offerings (Distributed Generation and Power Plants). Please revise future filings to separately disclose your revenues from each product and service or each group of similar products and services, or otherwise tell us why you do not believe such disclosure is required. Refer to FASB ASC 280-10-50-40. Provide us with a sample of your proposed revised disclosures to be included in future filings.

Response: As described in the response to Comment #1 above, we provide services such as post-installation systems monitoring and maintenance in connection with construction contracts as well as in connection with leases of solar power systems under the residential lease program. We also receive rental income from the lease of solar power systems classified as operating leases under the residential lease program. The revenue for these items is recognized over the term of the service contract or over the term of the lease, respectively. During the twelve months ended December 30, 2012, revenue recognized in connection with post-installation systems monitoring and maintenance and revenue recognized in connection with the residential lease program did not individually exceed 3% of our total revenue. The reference to the Distributed Generation and Power Plants platforms described in investor presentations represent the customer markets which are served through our regional operating segments. Each of these customer markets encompasses revenues from a mix of our various products and services. As our services and rental income do not represent a significant part of our business activities, we do not believe separate disclosure is required under FASB ASC 280-10-50-40. We will continue to evaluate the significance of these revenue streams and will separately disclose as required under FASB ASC 280-10-50-40 should they become a significant part of our business activities in a future period.

Form 8-K dated May 2, 2013

4.
We note your disclosure of “free cash flow” on page 2 of Exhibit 99.1, but we do not see where you have provided the disclosures required by Item 10(e)(1) of Regulation S-K. Please revise future filings to provide the presentation of and the reconciliation to the most directly comparable GAAP measure.

Response: In future reports furnished to the Commission where we include the disclosure of “free cash flow,” we will provide the presentation of and the reconciliation to the most directly comparable GAAP measure.

5.
Please refer to your presentation of non-GAAP revenue and non-GAAP gross margin. We note that in the first quarter, the non-GAAP adjustment related to your utility projects had a negative impact on your revenues in the first quarter, compared to a positive impact in the prior periods. However, we note that the non-GAAP adjustment related to your utility projects continues to have a positive impact on your non-GAAP gross margin. Please clarify for us how you calculate the adjustments for your non-GAAP revenue and your non-GAAP gross margin. Explain why there is not a consistent relationship between the adjustment to revenues and gross margin resulting from your development revenue.

Response: On page 9 of Exhibit 99.1 to the Current Report on Form 8-K (“Form 8-K”) dated May 2, 2013, we made the following disclosure:

“Utility and power plant projects. The Company includes adjustments to non-GAAP revenue and non-GAAP cost of revenue related to the utility and power plant projects based on the separately identifiable components of the transactions in order to reflect the substance of the transactions. Such treatment is consistent with accounting rules under International Financial Reporting Standards (“IFRS”). On a GAAP basis, such revenue and costs of revenue are accounted for under U.S. GAAP real estate accounting guidance. Management presents this non-GAAP financial measure to enable investors and analysts to evaluate SunPower's revenue generation performance relative to the direct costs of revenue of its core businesses.”

We calculate separate revenue and cost of revenue amounts each fiscal period in accordance with the two treatments disclosed above and the aggregate difference for our affected projects is included in the relevant reconciliation tables included in the accompanying Exhibit 99.1 to Form 8-K. Over the life of each project, cumulative revenue and gross margin will be equivalent between the two treatments; however, revenue and gross margin will generally be recognized earlier under our non-GAAP treatment than under our GAAP treatment. Among other factors, this is due to the attribution of non-GAAP revenue and margin to our project development efforts at the time of initial project sale as required under IFRS accounting rules whereas no separate attribution to this element occurs under U.S. GAAP real estate accounting guidance.

With regard to the Staff's question relating to the relationship between the adjustment to revenues and gross margins, within each individual project the relationships are generally consistent. However, as we may have multiple utility and power plant projects in progress at any given time, the relationship in the aggregate will occasionally appear otherwise. Specifically, in the first quarter of fiscal 2013, we continued construction on our California Valley Solar Ranch (“CVSR”) project. As the CVSR project is nearing completion, GAAP revenue and gross margin exceeded non-GAAP revenue and gross margin for this project during the first quarter. During the same quarter, we recognized the initial sale of a portion of our Antelope Valley Solar Park (“AVSP”) projects and therefore recognized non-GAAP development revenue and gross margin in excess of GAAP revenue and gross margin. When aggregated together, GAAP revenue exceeded non-GAAP revenue yet non-GAAP gross margin exceeded GAAP gross margin.

Regards,

/s/ Charles D. Boynton
Charles D. Boynton
Executive Vice President and
Chief Financial Officer